Page 12 of 89 pages

                         EXHIBIT F


     The name and principal occupation or employment, which in each instance is with Parliament Hill Corporation ("PHC") located at P.O. Box 1522, New York, NY 10268, of each executive officer and director of PHC is as follows:



NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT

Davis, Joseph Morton           Investment Banker,
Director                       Chairman, D.H. Blair Investment Banking Corp.




Nachamie, David                Treasurer, D.H. Blair Investment Banking Corp.
President


Item 2.

     During the last five years, none of the above persons (to the best of PHC's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. - 6.

     J. Morton Davis - see Items 3. - 6. of this statement.

     David Nachamie may be deemed to beneficially own 2,341 shares or less than one percent of the Issuer's securities. He has sole voting and dispositive power over these shares, and has made no transactions in the Issuer's securities in the previous sixty day.